Exhibit 16.3

e-Smart Technologies, Inc.

222 Grace Church St,. Suite 300

Port Chester, NY 10573

November 16, 2005

Rosenberg Rich Baker Berman & Company

300 Foothill Road

Bridgewater, NJ 08807

Re: Copy of Form 8-K

Gentlemen:

In response to your three letters dated November 9, 2005, we state at the outset that your actions appear irresponsible if not unethical. Further, as set forth below, your letters are predicated on a misleading recitation of events. To the extent that your conduct results in damage to our Company or its shareholders, we intend to pursue all available remedies against your firm.

Your letters fail to acknowledge a number of events which, whether intentionally or not, inured to the detriment of our Company. For example, the audit of the 10KSB for 2004 was filed more than 45 days late because, unbeknownst to us, the audit was not commenced by RRBB until less than 30 days before it was due. RRBB also imposed eleventh hour demands inconsistent with and unrelated to the prior three audits but with which we nonetheless fully complied.

More recently, your firm apparently discussed with one of our consultants whether it would be retained to perform additional auditing functions. At or around the same time, we filed an 8K which stated that it intended to seek a listing on a national exchange, an effort which would require our retention of other auditors. It was against that background that your firm precipitously and gratuitously announced its “resignation” as auditor. In connection with its purported “resignation,” your firm asserted that there was a misstatement in prior filings regarding not the content of the financial statements but the time period of the audit performed by your firm. As your firm certainly is aware, your assertions regarding the claimed discrepancy in the audit period are inaccurate; that period consists of only the last nine days of 2000, at which time our merger with the entity became final and effective, but during which time no business was conducted and no transactions occurred. Thus, your audit began as of January 1, 2001, the actual date of the commencement of operations of our business. In the end, the only misstatement regarding the audit period is that made by you in your letter, incorrectly asserting that your firm’s earlier representation was inaccurate.

For your firm to announce precipitously its “resignation” based on such an insubstantial and incorrect textual revision raises clear concerns regarding your firm’s conduct and its motive. To the extent that your firm was acting to allay some internal issue or concern, which we have been informed is the case, it should not have done so in a manner seemingly designed to damage the client. Under the circumstances, I am obviously concerned that you are acting based on events or issues wholly separate and apart from your audits of our company and that you acted based on your own interests and in disregard of your discussions with and obligations to your client.

Finally, we enclose herewith a copy of a Form 8-K Current Report we intend to file with the Securities and Exchange Commission today (the “8-K”). The 8-K addresses: (i) your resignation as independent auditors; (ii) your request that we amend our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004; and (iii) your request that we report that your firm had not yet reviewed our Form 10-QSB Quarterly Reports for the three and six months ended March 31, 2005 and June 30, 2005, respectively.

Very truly yours,

e-Smart Technologies, Inc.

/s/ Mary A. Grace, President